Supplement filed pursuant to Rule 253(g)(2)

File No.  024-10738

StartEngine Crowdfunding, Inc.

StartEngine Crowdfunding, Inc. is now offering shares to residents of New York. Accordingly, we have amended and restated the fourth paragraph in the "Plan of Distribution and Selling Shareholders - Plan of Distribution" section to read as follows:

"The company is currently offering its securities in all states other than Texas, Florida and Nebraska. The company may choose to make the appropriate filings to become an “issuer-dealer” in these states, or to record company officers as agents, in which case it will start to sell in those states. In the event the company makes arrangements with a broker-dealer to sell into these or other states, it will file a supplement."